Exhibit 99.1

Alcon’s First Quarter Sales Rise 8.1 Percent, Net Earnings Increase 18.5 Percent

HUNENBERG, Switzerland – April 24, 2006 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,157.1 million for the first quarter of 2006, an increase of 8.1 percent over global sales in the first quarter of 2005, or 10.5 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first quarter of 2006 increased 18.5 percent to $295.7 million, or $0.95 per share on a diluted basis, compared to $249.5 million, or $0.80 per share for the first quarter of 2005. Earnings per share in the first quarter of 2006 were reduced by approximately $0.07 per share due to the expensing of share-based compensation expense as a result of the implementation of Statement of Financial Accounting Standards (SFAS) 123(R). If SFAS 123(R) had been in effect in the first quarter of 2005, a charge of $0.08 would have been incurred in that quarter.

“Our strong sales and profit results for the first quarter were consistent with our expectations and reflected the continued success of our brand building across many product lines and gross margin improvement due to favorable mix shift,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “The breadth of our product line as well as global new product introductions are integral to our consistent performance and will be important contributors to our performance in the future. “

First Quarter Sales Highlights

Highlights of sales for the first quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2005.

•

U.S. sales grew 10.6 percent to $576.7 million, accounting for 49.8 percent of total sales. International sales grew 5.7 percent to $580.4 million, accounting for 50.2 percent of total sales. Excluding the impact of foreign exchange fluctuations, International sales grew 10.3 percent.

•

Pharmaceutical sales grew 10.0 percent to $475.1 million and contributed 41.1 percent of total sales. On a constant currency basis, pharmaceutical sales grew 11.5 percent. Sales of glaucoma products increased 2.9 percent, due to growth in sales of Travatan® and Azopt® ophthalmic solutions which offset declines in older glaucoma products. On a global basis, Travatan® sales rose 13.0 percent on unit growth of 22.9 percent. In the U.S., prescription data showed a 22.4 percent increase in prescriptions year to date through February, 2006 compared to the same period last year. Sales of infection/inflammation products rose 8.4 percent led by increased penetration of Vigamox® ophthalmic solution in the U.S. and the contribution to sales of NevanacTM ophthalmic suspension, which was introduced in the third quarter of 2005. Sales of allergy products rose 23.4 percent as the allergy category grew in the U.S. and because major U.S. wholesalers increased their inventories of Patanol® ophthalmic solution in advance of the allergy season by more than they did in last year’s first quarter. Sales of otic products grew by 7.9 percent, as Ciprodex® and Cipro® HC otic suspensions gained share on a combined basis in the U.S.

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•

Surgical sales rose 7.6 percent to $525.2 million, accounting for 45.4 percent of total sales. On a constant currency basis, surgical sales rose 11.0%. Sales of intraocular lenses increased 18.7 percent to $188.5 million, primarily driven by an increase in sales of AcrySof® ReSTOR® intraocular lenses, especially in the U.S. where it was not available in the first quarter of 2005. Global sales of AcrySof® ReSTOR® lenses in the first quarter of 2006 were $23.3 million compared to $3.2 million in the first quarter of 2005. If AcrySof® ReSTOR® sales are adjusted for the premium pricing versus conventional lenses, the underlying sales growth of the intraocular lens business was about 9.4 percent, significantly higher than the rate of growth in cataract surgery. Sales of cataract and vitrectomy products rose 3.4 percent, as stable growth in consumables was offset by a decline in sales of new cataract systems compared to a strong first quarter in 2005. Vitreoretinal surgical products, including equipment and disposables, continued to grow faster than the market and also benefited from the continued transition to higher value 25 gauge technology. Refractive revenue declined 19.3 percent due mainly to a decrease in procedure fees in the U.S.

•

Consumer eye care sales increased 4.4 percent to $156.8 million, accounting for 13.5 percent of total sales. On a constant currency basis, consumer eye care sales rose 5.6%. Sales of contact lens disinfectants grew 2.5 percent, as the launch of OPTI-FREE® RepleniSHTM multipurpose disinfecting solution in the U.S. offset the decline of older lens cleaning products. Sales of artificial tears increased 14.6 percent led by the continued growth of Systane® lubricant eye drops on a global basis.

First Quarter Earnings Details

Highlights of earnings for the first quarter of 2006 are provided below. Unless otherwise noted, all increases are versus first quarter of 2005.

•

Gross profits increased 11.1 percent, while gross profit margin rose 2.1 percentage points to 75.1 percent of sales. This was primarily due to favorable product mix, manufacturing efficiencies and lower royalty expense.

•

Selling, general and administrative expenses as a percent of sales rose 2.0 percentage points to 33.4, due primarily to the impact of share-based compensation expenses, as well as additional sales force and expanded promotional spending. Research and development expenses as a percent of sales increased 1.1 percentage points to 10.3 percent of sales, because of share-based compensation and increased project spending.

•

Operating profits increased 4.8 percent to $342.4 million, or 29.6 percent of sales. Effective January 1, 2006, the company adopted SFAS 123(R) related to share-based compensation. The adoption reduced operating income by $31.3 million in 2006 and partially offset strong underlying operating profit growth.

•

Net income rose 18.5 percent as a result of healthy sales growth, operating expense control, operational leverage, and a lower effective tax rate, offset by the unfavorable impact of share-based compensation of $21.1 million.

New Product and R&D Pipeline Update

Summarized below are updates on new products and significant research and development activities.

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•

Alcon and Amgen signed an agreement to jointly research, develop and commercialize new pharmaceutical products in the field of ophthalmology that are based on compounds selected from Amgen’s pipeline. The collaboration is directed to the discovery and development of novel treatments for multiple ophthalmic conditions, including retinal diseases such as age-related macular degeneration (AMD) and macular edema, as well as glaucoma, allergy and dry eye.

•

The company received approval of AcrySof® Natural intraocular lens by the Ministry of Health, Labor, and Welfare (MHLW) in Japan and expects to launch this lens along with the AcrySert® IOL insertion device in the second quarter of 2006.

•

DuoTrav™, a fixed combination of travoprost 0.004% and timolol 0.5%, received a positive recommendation for approval in the European Union by the Committee for Medicinal Products for Human Use (CHMP), with marketing approval expected in the second quarter of 2006. The company also received approvals of DuoTrav™ in Canada and Chile.

•

The U.S. Food and Drug Administration (FDA) concluded its inspection of Alcon’s refractive surgical equipment operations as a part of the process to clear the outstanding warning letter related to its complaint resolution processes. Once the items in the warning letter have been cleared, the FDA can proceed with the approval process on the company’s open applications for the LADAR6000TM and expanded ranges of refractive correction.

Financial Guidance

Financial guidance for the full year 2006 and factors impacting this guidance are provided below.

•	Total sales are expected to be between $4,800 and $4,850 million.
•	Sales of AcrySof® ReSTOR® intraocular lenses are expected to be between $130 and $150 million.
•	Diluted earnings per share are expected to be between $4.03 and $4.12, which includes $0.17 per share for share-based compensation expense resulting from the adoption of SFAS 123(R).

Other Items

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Alcon is increasing its production of OPTI-FREE® Express and RepleniSHTM contact lens solutions to meet expected demand for these solutions due to the suspension of production of a competing product. This expansion will not involve additional capital spending.

•

Alcon filed a motion for a new trial and commenced its appeal of the lower court’s December 2005 judgment in a patent litigation case. It also commenced shipments of its newly-designed FMS cassette design for the Infiniti® vision system and the company has ceased production of the prior version of the cassette which was a subject of the patent litigation.

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Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of $4.37 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and Ciprodex®, which are the property of Bayer AG and licensed to Alcon. Vigamox® is licensed to Alcon from Bayer AG.

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three Months Ended
	March 31,
	2006	2005

Sales	$1,157.1	$1,070.5
Cost of goods sold	288.2	288.6

Gross profit	868.9	781.9

Selling, general and administrative	386.7	336.5
Research and development	119.3	98.5
Amortization of intangibles	20.5	20.1

Operating income	342.4	326.8

Other income (expense):
Gain (loss) from foreign currency, net	(1.9)	2.4
Interest income	18.8	8.1
Interest expense	(12.5)	(8.7)
Other, net	7.3	(0.3)

Earnings before income taxes	354.1	328.3

Income taxes	58.4	78.8

Net earnings	$295.7	$249.5

Basic earnings per common share	$0.96	$0.82

Diluted earnings per common share	$0.95	$0.80

Basic weighted average common shares	306,487,627	304,929,915
Diluted weighted average common shares	311,647,291	310,505,089

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three Months Ended			Foreign	%Change in
	March 31,			Currency	Constant
	2006	2005	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$279.1	$252.6	10.5%	-%	10.5%
Surgical	223.5	197.4	13.2	-	13.2
Consumer eye care	74.1	71.2	4.1	-	4.1

Total United States Sales	576.7	521.2	10.6	-	10.6

International:
Pharmaceutical	196.0	179.4	9.3	(3.6)	12.9
Surgical	301.7	290.9	3.7	(5.8)	9.5
Consumer eye care	82.7	79.0	4.7	(2.3)	7.0

Total International Sales	580.4	549.3	5.7	(4.6)	10.3

Total Global Sales	$1,157.1	$1,070.5	8.1%	(2.4)%	10.5%

PRODUCT SALES
Infection/inflammation	$175.8	$162.2	8.4%
Glaucoma	158.8	154.3	2.9
Allergy	107.0	86.7	23.4
Otic	46.4	43.0	7.9
Other pharmaceuticals/rebates	(12.9)	(14.2)	N/M

Total Pharmaceutical	475.1	432.0	10.0	(1.5)%	11.5%

Intraocular lenses	188.5	158.8	18.7
Cataract/vitreoretinal	322.9	312.4	3.4
Refractive	13.8	17.1	(19.3)

Total Surgical	525.2	488.3	7.6	(3.4)	11.0

Contact lens disinfectants	77.7	75.8	2.5
Artificial tears	50.1	43.7	14.6
Other	29.0	30.7	(5.5)

Total Consumer Eye Care	156.8	150.2	4.4	(1.2)	5.6

Total Global Sales	$1,157.1	$1,070.5	8.1%	(2.4)%	10.5%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	March 31,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,547.9	$1,457.2
Short term investments	353.5	377.7
Trade receivables, net	829.8	725.4
Inventories	443.1	427.2
Deferred income tax assets	180.0	178.9
Other current assets	92.8	101.6

Total current assets	3,447.1	3,268.0

Long term investments	158.3	154.8
Property, plant and equipment, net	839.7	829.6
Intangible assets, net	273.3	293.7
Goodwill	550.6	550.0
Long term deferred income tax assets	86.2	77.5
Other assets	53.3	54.6

Total assets	$5,408.5	$5,228.2

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$154.9	$156.0
Short term borrowings	917.6	1,021.5
Current maturities of long term debt	6.1	5.9
Other current liabilities	1,031.2	1,095.1

Total current liabilities	2,109.8	2,278.5

Long term debt, net of current maturities	49.7	56.0
Long term deferred income tax liabilities	16.3	15.8
Other long term liabilities	336.5	321.8
Contingencies

Shareholders’ equity:
Common shares	43.5	43.4
Additional paid-in capital	873.0	806.3
Accumulated other comprehensive income	106.5	90.9
Retained earnings	2,577.4	2,282.3
Treasury shares, at cost	(704.2)	(666.8)

Total shareholders' equity	2,896.2	2,556.1

Total liabilities and shareholders' equity	$5,408.5	$5,228.2

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Three months ended March 31,
	2006	2005

Cash provided by operating activities:
Net cash from operating activities	$267.6	$266.4

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(36.4)	(32.7)
Purchases of intangible assets	--	(2.8)
Net purchases of available-for-sale investments	(25.4)	(24.4)
Proceeds from sale of assets	0.1	0.8

Net cash from investing activities	(61.7)	(59.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(110.8)	84.4
Repayment of long term debt	(4.8)	(4.4)
Proceeds from exercise of stock options	24.1	48.5
Tax benefits from share-based payment arrangements	34.4	--
Acquisition of treasury shares	(64.0)	(87.6)
Other		0.8

Net cash from financing activities	(121.1)	41.7

Effect of exchange rates on cash and cash equivalents	5.9	(30.4)

Net increase (decrease) in cash and cash equivalents	90.7	218.6

Cash and cash equivalents, beginning of period	1,457.2	1,093.4

Cash and cash equivalents, end of period	$1,547.9	$1,312.0

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$11.2	$9.3

Income taxes	$52.3	$51.9

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Matthew Head

Manager,

Investor Relations

817-551-8550

www.alconinc.com